Filed by Bleichroeder Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bleichroeder Acquisition Corp. III

19750 County Road 7 Berthoud, CO 80513

FOR RELEASE AUG 25, 2026, 6A.M. ET

Hypersonics and Critical Munitions Company Ursa Major to Go Public

The business combination with Inflection Point-led SPAC expected to provide at least $350 million in committed capital to rapidly scale defense industrial base production

DENVER (August 25, 2026) — Ursa Major Technologies, Inc., an aerospace and defense company building hypersonics, solid rocket motors and space mobility systems, today announced it has entered into a definitive business combination agreement with Bleichroeder Acquisition Corp. III (Nasdaq: BCCQU), a special purpose acquisition company (SPAC) led and backed by the management team of Inflection Point Asset Management, to be renamed Inflection Point Mach X Bleichroeder (Nasdaq: IPXX).

Upon closing, Ursa Major will be a publicly traded critical munitions company, solving the most pressing defense challenges in hypersonics and solid rocket motor manufacturing.

The combined company is expected to trade on the Nasdaq following closing, which is anticipated in the first quarter of 2027.

Transaction Highlights

●	The transaction reflects a pre-money equity valuation of approximately $1.6 billion and a post-transaction equity valuation of approximately $2.3 billion.

●	The transaction is supported by at least $350 million of PIPE commitments, of which approximately $110 million will be funded at signing of the business combination agreement.

●	The PIPE commitment is anchored by Inflection Point and includes both new institutional investors and existing Ursa Major investors, including XN.

●	Ursa Major may also retain up to $345 million in additional proceeds depending on redemptions.

●	Proceeds are expected to accelerate the expansion of Ursa Major’s proven production capabilities across solid rocket motors, the HAVOC Missile System and liquid hypersonic engines, and space mobility systems, helping the company deliver critical systems to customers at greater scale and speed.

●	Ursa Major and Inflection Point will make a recorded investor presentation available on August 25, 2026 at 8:30 a.m. ET. The webcast may be accessed at https://app.webinar.net/nNBmaE0epX6 or via our website at ursamajor.com/investors.

●	The Board of Directors of both Ursa Major and Bleichroeder unanimously approved the transaction, which is expected to close in the first quarter of 2027 subject to shareholder and regulatory approvals and other customary closing conditions.

The transaction represents the next phase for a defense manufacturer that has spent more than a decade building the propulsion technology, adaptable manufacturing infrastructure, and safety, quality and qualification systems required to produce critical capabilities reliably and at scale. The capital will allow Ursa Major to expand production against growing customer demand and help strengthen the U.S. defense industrial base.

“Deterrence depends on what can be built reliably, safely and at scale,” said Chris Spagnoletti, CEO of Ursa Major. “For eleven years, Ursa Major has invested in the hard work behind that outcome: propulsion, manufacturing, testing, qualification and flight. This transaction will help us turn that foundation into the production capacity our customers need. Becoming a public company aligns with our high standard of transparency and accountability, strengthening our ability to deliver responsibly for the warfighter over the long term.”

Founded in 2015, Ursa Major spent more than a decade building the propulsion technology, manufacturing system, and safety and qualification discipline required to build reliably and safely at scale before moving up to complete missile systems. Ursa Major has previously raised approximately $380 million in the private markets and invested that capital in flight-proven systems, production infrastructure and the capabilities required to serve safety-critical national security programs. The company has conducted more than 5,500 ground tests and 140,000 seconds of testing, and its engines have powered more than a dozen successful hypersonic missions. Ursa Major employs more than 360 people across six facilities, with nearly 500 acres of integrated design, manufacturing and testing infrastructure.

“Ursa Major spent more than a decade building and proving its technology, flight record and advanced manufacturing architecture before demand accelerated to today’s extraordinary level. That combination of technical maturity, manufacturing readiness and rapidly expanding demand is rare, and has resulted in a historically large PIPE anchored by Inflection Point,” said Michael Blitzer, Chairman and Founder of Inflection Point. “This is not capital for a concept; it is capital to scale proven technology and production against some of the most urgent and well-funded priorities in U.S. national security. We believe Ursa has the ingredients to become one of the defining national security companies of the next generation, and we are proud to be its partner in the public markets.”

Ursa Major’s programs span solid rocket motors, hypersonics, and in-space mobility. On the solid rocket motor side, the company is advancing the U.S. Navy’s MK 104 design through critical design review and static fire under a new $10M award, building on its second-source MK 104 Dual Thrust Rocket Motor work. In hypersonics, Ursa Major Hadley engine powers the Department of War’s hypersonic test bed, with more than 10 successful missions. The company also served as prime contractor and vehicle integrator on the Affordable Rapid Missile Demonstrator (ARMD) with the Air Force Research Laboratory, powered by its Draper liquid rocket engine; the program has completed two successful flights, proving the propulsion and integration model that underpins the HAVOC Missile System, Ursa Major’s complete, hypersonic all-up-round. Ursa Major also delivers in-space propulsion capabilities supporting satellite maneuverability in contested environments.

Inflection Point is an experienced SPAC sponsor that seeks to identify, take public, and scale high-impact technology companies. Its prior transactions include Intuitive Machines (Nasdaq: LUNR) and USA Rare Earth (Nasdaq: USAR). Proceeds of the transaction anchored by Inflection Point will expand Ursa Major’s established production capabilities across its end markets, enabling the company to meet growing customer demand at greater scale and speed. Near-term capital will support the expansion of Ursa Major’s Galeton, Colorado operations from a solid rocket motor test site into a large-scale production campus. Proceeds from the transactions will also support continued expansion of liquid engine manufacturing, additive manufacturing, all-up-round development, and the working-capital needs associated with scaling production.

Investor Webcast

Ursa Major and Inflection Point will make a recorded investor presentation regarding the proposed business combination available to the public beginning at 8:30 a.m. ET on August 25, 2026.

Interested parties are invited to view the webcast at https://app.webinar.net/nNBmaE0epX6. An accompanying investor presentation and replay of the webcast will be available at www.ursamajor.com/investors following the initial broadcast.

Cantor Fitzgerald & Co. is serving as lead placement agent and Moelis & Company LLC is serving as joint placement agent to Inflection Point. In addition, Cantor is serving as lead financial advisor to Bleichroeder, and Moelis is serving as exclusive capital markets advisor to Ursa Major. Latham & Watkins LLP is serving as legal advisor to Ursa Major. White & Case LLP is serving as legal advisor to Inflection Point. DLA Piper LLP (US) is serving as legal counsel to Cantor and Moelis. Reed Smith LLP is serving as legal counsel to Bleichroeder.

About Ursa Major

Ursa Major is an aerospace and defense company delivering flight-proven capabilities for hypersonics, solid rocket motors, and space mobility systems. Headquartered in Berthoud, Colorado, with additive manufacturing operations in Youngstown, Ohio, Ursa Major leverages advanced production techniques and flexible architectures to build systems for all domains: land, air, sea, and space. The company is revitalizing the defense industrial base for the U.S. and its allies, flying faster to accelerate delivery of critical capabilities where speed and adaptability matter most. For more information, visit www.ursamajor.com.

About Bleichroeder Acquisition Corp. III (Nasdaq: BCCQU)

Bleichroeder Acquisition Corp. III, to be renamed Inflection Point Mach X Bleichroeder, is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

About Inflection Point Asset Management

Inflection Point Asset Management is the leading financial sponsor of companies defining national security and critical infrastructure. Across eight transactions, the team has raised more than $10B of capital through its committed capital vehicle and strong network of investment partners to catalyze growth across its portfolio in a variety of public financing structures (PIPEs, primary equity, transaction funding, credit facilities). Through its post-listing board work, Inflection Point has directed strategy and led mergers and acquisitions to create leading companies within its industries.

Media Contact:

ursamajor@haymaker.co

Additional Information

In connection with the proposed business combination among Bleichroeder Acquisition Corp. III (which will be renamed “Inflection Point Mach X Bleichroeder Corp.” and which shall transfer by way of continuation out of the Cayman Islands and domesticate as a Delaware corporation prior to the closing of the Business Combination (as defined below)), a Cayman Islands exempted company (“Mach X”), Inflection Point Mach X Bleichroeder Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Mach X, and Ursa Major Technologies, Inc., a Delaware corporation (“Ursa Major”) (the “Business Combination”), Mach X intends to file a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”) with the

U.S. Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of Mach X in connection with its solicitation of proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of Mach X and equityholders of Ursa Major in connection with the completion of the Business Combination. The Business Combination will be submitted to shareholders of Mach X for their consideration. After the Registration Statement is declared effective, Mach X will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Mach X will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Mach X as of a record date to be established for voting on the Business Combination. Shareholders of Mach X will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Bleichroeder Acquisition Corp. III, 1345 Avenue of the Americas, Floor 47, New York, NY 10105.

Participants in the Solicitation

Mach X and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Mach X’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Mach X is contained in the final prospectus for Mach X’s initial public offering, filed with the SEC on July 7, 2026, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Ursa Major, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Mach X’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward-Looking Statements

This press release contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of Mach X following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination and the timing thereof, future opportunities for Mach X and Ursa Major, projected financial and operating results, the size of the missiles and munitions market; projected missile production; the competitive and regulatory landscape for Ursa Major’s products and services, and other statements that are not historical facts.

These statements are based on the current expectations of the management of Mach X and/or Ursa Major and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Mach X and Ursa Major. These statements are subject to a number of risks and uncertainties regarding Ursa Major’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; changes in applicable laws or regulations; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination may not be completed by Mach X’s initial business combination deadline; the number of redemption requests made by shareholders of Mach X in connection with the Business Combination, which may reduce the public float of, reduce the liquidity of the trading market of, and/or affect the ability to maintain the quotation, listing or trading of the securities of Mach X to be listed in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against Mach X, Ursa Major, the combined company or others following the announcement of the Business Combination; the risk that the approval of the shareholders of Mach X for the Business Combination is not obtained; the inability to complete the Business Combination due to the failure to obtain financing to complete the Business Combination or to satisfy the minimum cash or other conditions to closing; the failure to obtain the approval of Mach X’s shareholders of the issuance of the shares of common stock of Mach X, the Series A Preferred Stock and the Series A Investor Warrants issuable in connection with the Business Combination, as required by Nasdaq Listing Rule 5635; the failure to obtain the requisite approval of the stockholders of Ursa Major, whether by written consent or at a meeting of stockholders; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the possibility that Ursa Major or the combined company may be adversely affected by other economic, business and/or competitive factors; unsatisfactory performance of Ursa Major’s hypersonic systems, solid rocket motors and in-space mobility solutions, or security incidents at Ursa Major’s facilities; failure of the market for missiles and munitions to achieve the growth potential Ursa Major expects; any delayed flight tests, test failures, and significant increases in the costs related to manufacturing and testing of hypersonic systems and solid rocket motors; the handling, production and disposition of potentially explosive and ignitable energetic materials and other dangerous chemicals in Ursa Major’s operations; failure of Ursa Major’s products to operate in the expected manner or defects in its products or solutions; counterparty risks on contracts entered into with Ursa Major’s customers and failure of Ursa Major’s prime contractors to maintain their relationships with their counterparties and fulfill their contractual obligations; failure to successfully defend against protests from other bidders for government contracts; changes in the funding levels of various governmental entities with which Ursa Major does business; the risk that the Business Combination disrupts current plans and operations of Ursa Major as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of the business of Ursa Major and the timing of expected business milestones; the effects of competition on Ursa Major’s business; the ability of Mach X to execute its growth strategy, manage growth profitably, maintain relationships with customers and suppliers and retain its key employees; the ability of Mach X to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination and as a result of becoming a public company; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. You should also carefully consider the risks and uncertainties described in the “Risk Factors” section of the final prospectus for Mach X’s initial public offering, in the Registration Statement when available and in the other documents filed or to be filed by Mach X with the SEC. There may be additional risks that Mach X and Ursa Major presently do not know or that Mach X and Ursa Major currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Mach X’s and Ursa Major’s expectations, plans or forecasts of future events and views as of the date of this communication. Mach X and Ursa Major anticipate that subsequent events and developments will cause their assessments to change. However, while Mach X and Ursa Major may elect to update these forward-looking statements in the future, Mach X and Ursa Major specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Mach X’s or Ursa Major’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

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